Exhibit 99.1

Nexters Announces Change in Registrant’s Certifying Accountant

January 17, 2023 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), today announced the appointment of KPMG Certified Auditors S.A., Athens, Greece (“KPMG”) as the Company’s independent registered public accounting firm, effective January 11, 2023 (the “Succession Date”), succeeding JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia (“Kept”), the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made in light of geopolitical developments driven by the Russian military action in Ukraine, after careful consideration and evaluation process, and was approved by the audit committee of the board of directors of the Company. KPMG is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). KPMG is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

Kept has served as the Company’s independent registered public accounting firm since its formation on January 27, 2021. On July 6, 2022, the Company notified Kept of its intention to dismiss Kept as the Company’s independent registered public accounting firm. Kept’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On the Succession Date, the Company dismissed Kept.

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through the Succession Date, there has been (i)  no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Kept on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kept, would have caused Kept to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of KPMG on the Succession Date, neither the Company nor anyone acting on its behalf consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided Kept with a copy of the disclosures contained in this Form 6-K and has requested Kept to furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether Kept agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from Kept is attached as Exhibit 99.2 to this Form 6-K.

The Company is working closely with Kept and KPMG to ensure a seamless transition.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements contained herein may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained herein are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, initially filed by the Company on September 22, 2021, as the most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.